SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 24, 2007

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated April 24, 2007 announcing Groupe Danone’s sales results for the first quarter of 2007.

————————————————————— PRESS RELEASE  ——————————————————

April 24th, 2007

First quarter 2007

Excellent like-for-like sales growth: +10.1%

In the first quarter of 2007, Groupe DANONE reported consolidated sales of EUR 3,673 million compared to EUR 3,534 million in the first quarter of 2006, an increase of +3.9% on a historical basis.

At constant scope of consolidation and exchange rates, Groupe DANONE sales increased by +10.1%.

Changes in exchange rates had a negative impact of -3.9% while the scope of consolidation negatively impacted sales by -2.3%.

Sales by business line and geographical area were as follows:

	1st Quarter Sales
	2006	2007
	(€ millions)
BY BUSINESS LINE
Fresh Dairy Products	1,990	2,155
Beverages	947	1,012
Biscuits & Cereal Products	597	506

BY GEOGRAPHICAL AREA
Europe	2,079	2,238
Asia	678	596
Rest of world	777	839
TOTAL GROUP	3,534	3,673

For further information:

Corporate Communication: +33 1 44 35 20 75 – Investor Relations Department: +33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann – 75009 Paris – Fax +33 1 44 35 20 86

The +10.1% sales growth is derived from a volume increase of +7.1% and from an increase in value of +3.0%.

Like-for-like sales growth by business line and geographical area were as follows:

1st Quarter Sales
BY BUSINESS LINE
Fresh Dairy Products	+12.0%
Beverages	+9.1%
Biscuits & Cereal Snacks	+4.3%

BY GEOGRAPHICAL AREA
Europe	+8.0%
Asia	+8.4%
Rest of world	+17.2%
TOTAL GROUP	+10.1%

Once again, the growth of the Group was broad-based with all major geographies contributing significantly.

Mature home markets (France and Spain) accelerated their growth to +7%, while the Company’s New Frontiers grew at a strong +12%, despite a weaker Asia, where Wahaha grew in high single digits after an exceptional Q4 2006.

The Fresh Dairy business-line continued to be the major growth driver, with its “blockbuster” brands growing at close to +20%. Beverages growth was driven by sustained superior performance in Latin America at over +25% and solid results in Europe, despite a sluggish market in France. The Biscuits & Cereal Snacks business-line had a very good start to the year, with a confirmed return to growth in France.

This overall excellent performance is the result of the Group’s continued focus on innovation and health positioning of its brands, and its expansion in developing markets. As is visible in the Q1 results, the Group’s broad-based growth strategy creates a diversified source of business which allows to limit the reliance on any particular geography.

In this context, and with recent increases in raw material prices, Danone confirms its 2007 targets:

•	like-for-like sales growth between +6% and +8%
•	trading operating income growth between +7% and +10%, and a trading operating progression in excess of +20 basis points (on a like-for-like basis)
•	underlying earnings per share growth above +10%

For further information:

Corporate Communication: +33 1 44 35 20 75 – Investor Relations Department: +33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann – 75009 Paris – Fax +33 1 44 35 20 86

Agenda:

➢	April 26th, 2007: Shareholder’s Annual Meeting
➢	July 31st, 2007: First Half Sales and Results for 2007
➢	October 17th, 2007: 2007 First 9 Months Sales

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated in the forward-looking statements. For a detailed description of the important factors that could cause actual results to differ materially from the expectations of the Company or its management, please see the sections “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For further information:

Corporate Communication: +33 1 44 35 20 75 – Investor Relations Department: +33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann – 75009 Paris – Fax +33 1 44 35 20 86

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: April 24, 2007	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer